SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 4)*

American Community Properties Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02520N106
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C.
Continental Grand Plaza #411, 300 N. Continental Blvd.
El Segundo, California 90245
Tel: (310) 563-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            (Continued on the following pages)
                                                            (Page 1 of 18)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware limited partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                  10,000

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                  10,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 .2%

14.      TYPE OF REPORTING PERSON*
                 PN

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                  493,200

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                  493,200

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  493,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.5%

14.      TYPE OF REPORTING PERSON*
                 OO

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,000

8        SHARED VOTING POWER
                  493,200

9.       SOLE DISPOSITIVE POWER
                  2,000

10.      SHARED DISPOSITIVE POWER
                  493,200

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  495,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.5%

14.      TYPE OF REPORTING PERSON*
                 IN

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Westlake Real Estate L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                  97,163

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                  97,163

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  97,163

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                 OO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Smallwood Real Estate L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                  98,080

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                  98,080

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  98,080

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                 OO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Fairway Real Estate L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                  96,485

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                  96,485

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  96,485

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                  OO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Piney Reach Real Estate L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  95,470

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  95,470

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  95,470

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  OO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Wooded Glen Real Estate L.L.C., a Delaware limited liability company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  96,002

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  96,002

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  96,002

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  OO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock of American Community Properties Trust beneficially owned by the Reporting Persons specified herein as of February 7, 2001 and amends and supplements the Schedule 13D dated March 30, 2000, as previously amended. Except as set forth herein, such Schedule 13D, as previously amended, is unmodified.

ITEM 1.  Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of American Community Properties Trust (the "Issuer"). The Issuer's principal executive office is located at 222 Smallwood Village Center, St. Charles, MD 20602.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by (i) Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), (ii) Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), (iii) Robert L. Chapman, Jr., (iv) Westlake Real Estate L.L.C., a Delaware limited liability company ("Westlake"), (v) Smallwood Real Estate L.L.C., a Delaware limited liability company ("Smallwood"), (vi) Fairway Real Estate L.L.C., a Delaware limited liability company ("Fairway"), (vii) Piney Reach Real Estate L.L.C., a Delaware limited liability company ("Piney Reach"), and (viii) Wooded Glen Real Estate L.L.C., a Delaware limited liability company ("Wooded Glen") (collectively, the "Reporting Persons").

         Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap and the Manager of Westlake, Smallwood, Fairway, Piney Reach and Wooded Glen. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. The principal business of each of Westlake, Smallwood, Fairway, Piney Reach and Wooded Glen is investing in shares of Common Stock.

     Each of the Reporting Persons has its primary business address at Continental Grand Plaza #411, 300 N. Continental Blvd., El Segundo, California 90245.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and aggregate amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,145,374

ITEM 4.  Purpose of Transaction.

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Robert L. Chapman Jr. continues to communicate with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, business strategies, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. In particular, Mr. Chapman continues to question the prudence and persistence of the Issuer's highly-leveraged balance sheet and unacceptably slow rate of asset liquidation. Following Mr. Chapman's on-site due diligence of the Issuer's land developments in Puerto Rico and Maryland, it is the Reporting Persons' belief that the Net Asset Value of the Issuer has appreciated to over $30 per share based principally on the recent Meca Studios transaction between the Issuer's IGP subsidiary and Solomon Broadcasting Intl.

     Between January 30, 2001 and February 6, 2001, Mr. Chapman attempted to arrange for a meeting between himself and Mr. J. Michael Wilson, Chief Executive Officer of the Issuer. The purpose of the meeting was to discuss the asset sale and potential deleveraging strategies sought by the Reporting Persons. Despite leaving seven messages with Mr. Wilson's office, no return phone calls were received by Mr. Chapman. Finally, on February 6, 2001, Mr. Wilson accepted one of Mr. Chapman's phone calls. Upon being asked by Mr. Chapman for an explanation for Mr. Wilson's non-responsiveness to a party overseeing the largest (9.5%) non-Wilson family block of the Issuer's shares, Mr. Wilson responded in a fashion unique to his apparent management style by stating, "You're a fucking pain in the ass and we don't want to talk to you." Mr. Wilson then disconnected from the telephone "conversation."

         The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Chapman Capital beneficially owns a total of 493,200 shares of Common Stock constituting 9.5% of all of the outstanding shares of Common Stock.

     Mr. Chapman beneficially owns a total of 495,200 shares of Common Stock constituting 9.5% of all of the outstanding shares of Common Stock.

         Chap-Cap beneficially owns 10,000 shares of Common Stock constituting .2% of all of the outstanding shares of Common Stock.

         Westlake beneficially owns 97,163 shares of Common Stock constituting 1.9% of all of the outstanding shares of Common Stock.

         Smallwood beneficially owns 98,080 shares of Common Stock constituting 1.9% of all of the outstanding shares of Common Stock.

         Fairway beneficially owns 96,485 shares of Common Stock constituting 1.9% of all of the outstanding shares of Common Stock.

     Piney Reach beneficially owns 95,470 shares of Common Stock constituting 1.8% of all of the outstanding shares of Common Stock.

     Wooded Glen beneficially owns 96,002 shares of Common Stock constituting 1.8% of all of the outstanding shares of Common Stock.

         (b) Each of Chap-Cap, Westlake, Smallwood, Fairway, Piney Reach and Wooded Glen has the shared power with Chapman Capital and Mr. Chapman to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by that entity.

     (c) The following transactions were effected by Chap-Cap since its most recent filing on Schedule 13D:

                                                               Approximate Price
                                                                per Share
                                    Amount of                 (inclusive of
Date            Security          Shares Bought                commissions)
----            --------          -------------                ------------
12/06/00        Common             2,200                        $4.31
12/08/00        Common               200                        $4.31
12/27/00        Common             7,300                        $4.25
01/11/01        Common            10,000                        $4.06

         The above transactions were effected by Chap-Cap on the American Stock Exchange.

         In addition, the shares of Common Stock owned by each of Westlake, Smallwood, Fairway, Piney Reach and Wooded Glen were acquired by such entities via a transfer of such securities to those entities by Chap-Cap on January 30, 2001.

         Other than the transactions described above, no other transactions with respect to the Common Stock that have not been previously reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                 Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit B - Second Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 7, 2001


                                    CHAP-CAP PARTNERS, L.P.
                                    By: Chapman Capital L.L.C.,
                                         as General Partner


                                    By: /s/ Robert L. Chapman, Jr.
                                        --------------------------
                                            Robert L. Chapman, Jr.
                                            Managing Member


                                    CHAPMAN CAPITAL L.L.C.


                                    By: /s/ Robert L. Chapman, Jr.
                                            Robert L. Chapman, Jr.
                                            Managing Member


                                         /s/ Robert L. Chapman, Jr.
                                         --------------------------
                                              Robert L. Chapman, Jr.


                                    WESTLAKE REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    SMALLWOOD REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    FAIRWAY REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    PINEY REACH REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    WOODED GLEN REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member

                                    EXHIBIT B
                          SECOND JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of American Community Properties Trust dated February 7, 2001, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  February 7, 2001


                                    CHAP-CAP PARTNERS, L.P.
                                    By: Chapman Capital L.L.C.,
                                        as General Partner


                                    By: /s/ Robert L. Chapman, Jr.
                                        --------------------------
                                            Robert L. Chapman, Jr.
                                            Managing Member


                                    CHAPMAN CAPITAL L.L.C.


                                    By: /s/ Robert L. Chapman, Jr.
                                        --------------------------
                                            Robert L. Chapman, Jr.
                                            Managing Member


                                        /s/ Robert L. Chapman, Jr.
                                        --------------------------
                                             Robert L. Chapman, Jr.


                                    WESTLAKE REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member

                                    SMALLWOOD REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Managing Member


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Manager


                                    FAIRWAY REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    PINEY REACH REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                    WOODED GLEN REAL ESTATE L.L.C.
                                    By: Chapman Capital L.L.C.,
                                        as Manager


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member